U.S. POST OFFICE
DELAYED


SEC MAIL
RECEIVED
FEB 0 1 2002
WASH. D.C.
364
SECTION




02012863

Progressive Asset Management, Inc.

AR/S
P.E. 6/30/01

Annual Shareholders Report

2001

PROCESSED
FEB 12 2002
THOMSON
FINANCIAL

ProgressiveTrade has been incorporated, finished its business plan, and begun the process of building its on-line socially responsible investment system. Recently, ProgressiveTrade negotiated a favorable Memorandum of Understanding with a provider of on-line trading and back-office brokerage services. Based on this progress, ProgressiveTrade is in discussions with interested potential investors. The official launch date of ProgressiveTrade has not been set because of the uncertain status of the markets and the competitive nature of the business.

SOCIAL INITIATIVES

PAM Engages Enron on Rights of Indigenous People and Protection of Bio-Diversity. Progressive Asset Management's shareholder advocacy campaign for 2001 was highlighted by its role leading a proxy resolution considered at the annual meeting of shareholders of Enron Corporation. Joined by a diverse coalition of socially responsible shareholders, grass-roots organizations and indigenous representatives, PAM requested that Enron prepare a report analyzing the impacts of the company's global operations on biodiversity and indigenous peoples.

This initiative was precipitated by Enron's potential development of a controversial wind farm project in the Columbia Hills area of Washington state, and the effect it would have on the environment and on indigenous people, such as the members of the Yakama Nation. Prior to the Enron annual general meeting, the coalition held a series of meetings with Enron's management to begin addressing the relevant concerns. This issue of protecting the sensitive area of Columbia Hills in Washington has been met with a tepid response from Enron management.

In early May, PAM joined members of the coalition and Yakama Nation representatives to formally present the resolution to Enron's Board of Directors and assembled shareholders at the company's annual general meeting in Houston. Votes in favor totaled 7.9%, far exceeding the threshold for a first year resolution, which allows it to be re-filed the subsequent year.

The coalition led by PAM continues to be actively engaged with Enron and is working to coordinate a face-to-face meeting between Enron and Yakama Nation representatives on tribal land in the autumn of 2001.

Bottomline 2001: The Future of Fiduciary Responsibility. Between April 18- 20 2001, nearly 200 institutional investors and their advisors met in San Francisco to discuss the future of their responsibilities to address social and environmental issues within the context of their fiduciary duties. It was an historic conference in that trustees of public pension funds, labor funds, faith-based institutions, and foundations gathered together to participate in a three day session that would have been unimaginable only two or three years ago.

In addition to a large California contingent, attendees came from Washington, Oregon, New Mexico, Hawaii, Colorado, Michigan, New York, Illinois and Vermont. Trustees and board members of organizations with more than $700 billion in assets learned how SRI has outperformed over other investment strategies during the past decade. Presentations were supported by impressive academic studies and empirical data. Trustees also heard expert legal opinions confirming that social and environmental factors are valid considerations when making financial decisions.

Conference participants universally agreed that the overall quality of the presentations was outstanding. One of the key themes present throughout the conference was the emerging concept of "fiduciary capitalism": the notion that institutions should exert influence on companies through their investments, in which some cases, reach 50% ownership of major U.S. corporations. In so doing, trustees may profoundly change the manner in which companies are managed.

Based on the work of keynote speaker Robert Monks, a pioneer in corporate governance issues, and the writings of professors James Hawley and Andrew Williams, it appears that "fiduciary capitalism" may have significant implications for social responsibility. The speakers noted that under the guidance of active institutional owners, corporate accountability and long-term strategic thinking will replace quarter to quarter emphasis on short-term gains that do not take sustainability into full account. Pension funds, by far the largest source of capital, must look out for the interests of their contributing participants over a 40 year time horizon.

Bottomline 2001 succeeded in promoting a provocative, educational atmosphere. Surprisingly, we found that information does not normally flow between the different institutional sectors. Trustees left with a better foundation to raise concerns about social and environmental investment issues with their respective institutions. The conference was initiated and hosted by PAM and the Global Academy, a non-profit organization dedicated to stimulating dialogue on vital topics.

The success of the conference showed us the importance for PAM to play a leadership role in organizing directed, educational activities. Such efforts provide considerable potential for moving investors toward greater acceptance of SRI and eventually in creating new business opportunities for PAM.

PAM COMMON SHARES BUY-BACK

The PAM Board believes that one of the best ways to increase value for shareholders is to continue buying back PAM common shares on the NASDAQ's OTC Bulletin Board. During fiscal 2001 PAM acquired 124,953 common shares at an average price of 41cents per share for a total expenditure of $51,085. Currently there are 7 firms making a market in PAM's shares. You can find price quotes on the OTC Bulletin Board website www.otcbb.com using the symbol PAMI. Because of securities industry regulations , PAM Management and PAM Network registered representatives can not discuss the advisability of the purchase or sale of PAM stock.

ADDITIONAL INFORMATION CONCERNING PAM

PAM is obligated to file certain reports with the Securities and Exchange Commission. These reports include an annual report (Form 10-KSB), quarterly reports for the first three quarters of the fiscal year (Form 10-QSB), and certain reports concerning the PAM shares purchased, sold or held by certain persons (Forms 3, 4, and 5). Copies of these forms are available from the Commission. The Forms 10-KSB and 10-QSB are available from the Commission on its website. The Form 10-KSB is also available from PAM, by making a written request to the secretary of PAM, Catherine Cartier, at PAM's office.

LOOKING TO THE FUTURE AND ACKNOWLEDGING THE PAST

The fiscal year that began on July 1, 2001, will be a difficult, but exciting one. In the financial realm, PAM's profitability will be challenged by investor fears resulting from a weakened stock market, as well as by our allocation of funds for the implementation of our business plan. The creation of a real business development capacity is one of the most important initiatives undertaken in PAM's history. We will need to monitor carefully the cost benefit balance of this program. The ability of ProgressiveTrade to obtain adequate financing and begin operations will be a factor influencing the degree of success in the coming year.

On the social advocacy side PAM will continue to leverage resources for shareholder advocacy and community investing efforts. Interest in SRI issues by institutional shareholders is likely to grow. PAM is well positioned to develop educational services for that constituency, and for the investing public in general, should it be determined that such activity will generate a meaningful contribution to profitability.

The positive accomplishments of this past year were achieved through the hard work of many people, all of whom deserve shareholder recognition. A lack of space permits us to mention only a few. Eric Packer in Wellesley, Massachusetts, and Steve Fahrer and Michel Lent in New York City did exemplary jobs in building the businesses of their respective offices. The leadership that Brian Laverty provided from remote Blossburg, Pennsylvania brought 9 experienced financial professionals to the Network from around the country. A word of thanks is in order, also, for the management and staff of our strategic partner FWG. These past two years have demonstrated their ability to provide excellent broker dealer services as well as to show their commitment to help PAM fulfill its corporate mission. And, of course, thank you for your continuing support of our efforts to increase shareholder value while offering our clients the opportunity to invest for financial return and social progress.

Eric Leenson	Peter Camejo
President & CEO	Chair, Board of Directors

August 31, 2001

Any statements contained in this filing that relate to future plans, events, or performance are forward-looking statements that involve risks and uncertainties, including, but not limited to, changes in general economic conditions, intense competition for customers and pressure on brokerage and other fees charged, the mood of the investing public, changes in political attitude towards socially-responsible investments. The vicious attack of September 11, 2001, on the United States creates even greater uncertainty and insecurity. No one yet knows the ramifications of these incidents. PAM cautions that the foregoing list of important factors is not exclusive. Developments in any of these areas could cause PAM's results to differ materially from results that have been or may be projected by or on behalf of PAM. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date of this statement. PAM does not undertake to update any forward-looking statement that may be made from time-to-time by or on behalf of PAM

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2001 and 2000

	2001	2000
REVENUES		
Commissions - FWG	$576,541	$553,167
Commissions - Other	1,219	16,808
Interest and dividend income	25,845	19,212
Other revenue	—	5,010
Total revenues	603,605	594,197
COSTS AND EXPENSES		
Employee compensation and benefits	194,175	195,127
Commissions	—	9,852
Administrative and other	—	36,760
Broker recruitment	—	3,841
Communications	1,901	4,087
Dues and subscriptions	39,797	42,013
Insurance	28,075	19,875
Occupancy	21,564	25,693
Office expenses	22,195	4,604
Professional fees	53,471	40,012
Promotion and advertising	20,514	32,322
Regulatory	11,267	6,881
Taxes and licenses	5,766	7,483
Travel and entertainment	3,857	5,354
Depreciation and amortization	4,734	8,463
Total costs and expenses	407,316	442,367
INCOME BEFORE INCOME TAXES	196,289	151,830
TAXES ON INCOME	1,600	1,600
NET INCOME (LOSS)	$194,689	$150,230
NET INCOME (LOSS) PER SHARE		
Basic	$0.13	$0.09
Fully diluted	$0.07	$0.05
SHARES USED TO COMPUTE PER SHARE AMOUNTS		
Basic	1,534,094	1,600,620
Fully diluted	2,695,035	2,774,939

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2001 and 2000

	2001	2000
ASSETS		
Current assets		
Cash and cash equivalents	$479,383	$506,125
Investment securities, at fair market value	108,979	13,124
Commissions and other receivables	54,638	87,991
Employee advances	2,930	26,896
Prepaid expenses	16,308	20,328
Total current assets	662,238	634,464
Property and equipment, at cost	30,114	21,073
Accumulated depreciation	(19,189)	(14,455)
Property and equipment, net	10,925	15,659
Other assets		
Deposits	1,467	9,532
Other investments, at cost	19,300	16,000
Advances to unconsolidated subsidiary	24,179	—
Total other assets	44,946	25,532
Total assets	$718,109	$675,655
LIABILITIES		
Current liabilities		
Accounts payable	$10,548	$14,560
Salaries and commissions payable	5,927	10,073
Accrued liabilities	13,500	26,883
Income taxes payable	1,600	—
Total current liabilities	31,575	51,516
Other liabilities		
Earth Trade settlement - Subordinated	78,074	119,000
Total liabilities	109,649	170,516
Other commitments and contingencies		
Preferred stock, Series A	55,069	59,160
STOCKHOLDERS' EQUITY		
Preferred stock, Series B	25,000	25,000
Common stock,	1,418,187	1,468,657
Retained earnings (accumulated deficit)	(889,796)	(1,047,678)
Total stockholders' equity	553,391	445,979
Total liabilities and stockholders' equity	$718,109	$675,655



Progressive Asset Management Network


PAM National Headquarters
1010 Oak Grove Road
Concord, California 94518
1-800-786-2998
925-521-1334 (fax) 925-521-1348
Email: pam@progressive-asset.com
Web: www.progressive-asset.com

The PAM Network is an association of more than
40 Investment Professionals with Offices in 15 States
serving Clients throughout the Nation

The PAM Network serves as the socially responsible investment division of Financial West Group (FWG). Members of the PAM Network are registered representatives of FWG and securities are offered through FWG, a NASD, SIPC, MSRB member. Financial transactions are processed through Correspondent Services Corporation (CSC), a wholly owned, fully guaranteed subsidiary of PaineWebber Inc.

CSC and Financial West Group provide clients with $500,000 of insurance protection through the Securities Investor Protection Corporation (SIPC), and up to $50 million in coverage through Aetna Casualty and Surety Company. However, insurance protection does not remove market risk.

Printed on Recycled Paper



Progressive Asset Management, Inc.

Financial Statements

and

Supplemental Information

Years ended June 30, 2001 and 2000

with

Reports of Independent Auditors

Contents

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
Progressive Asset Management, Inc.

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. as of June 30, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Progressive Asset Management, Inc. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progressive Asset Management, Inc. as of June 30, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur, California
August 8, 2001

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.mshb.com
San Francisco Office: 22 Battery Street, San Francisco, CA / 415-433-1040

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2001 and 2000

	2001	2000
Assets		
Current assets		
Cash and cash equivalents	$479,383	$506,125
Investment securities, at fair market value	108,979	13,124
Commissions and other receivables	54,638	87,991
Employee advances	2,930	6,896
Prepaid expenses	16,308	20,328
Total current assets	662,238	634,464
Property and equipment, at cost	30,114	30,114
Accumulated depreciation	(19,189)	(14,455)
Property and equipment, net	10,925	15,659
Other assets		
Deposits	1,467	9,532
Other investments, at cost	19,300	16,000
Advances to unconsolidated subsidiary	24,179	--
Total other assets	44,946	25,532
Total assets	$718,109	$675,655

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2001 and 2000

	2001	2000
Liabilities		
Current liabilities		
Accounts payable	$10,548	$14,560
Salaries and commissions payable	5,927	10,073
Accrued liabilities	13,500	26,883
Income taxes payable	1,600	--
Total current liabilities	31,575	51,516
Other liabilities		
Earth Trade settlement - Subordinated	78,074	119,000
Total liabilities	109,649	170,516
Other commitments and contingencies		
Preferred stock, Series A, $7 stated value; 200,000 shares authorized, 78,670 shares issued and outstanding (2000 - 84,513)	55,069	59,160
Stockholders' equity		
Preferred stock, Series B, $1 stated value; 25,000 shares authorized, 25,000 shares issued and outstanding (2000 - 25,000)	25,000	25,000
Common stock, no par value; 5,000,000 shares authorized, 1,460,104 shares issued and outstanding (2000 - 1,583,557)	1,418,187	1,468,657
Retained earnings (accumulated deficit)	(889,796)	(1,047,678)
Total stockholders' equity	553,391	445,979
Total liabilities and stockholders' equity	$718,109	$675,655

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2001 and 2000

	2001	2000
Revenues		
Commissions - FWG	$576,541	$553,167
Commissions - Other	1,219	16,808
Interest and dividend income	25,845	19,212
Other revenue	--	5,010
Total revenues	603,605	594,197
Costs and expenses		
Employee compensation and benefits	194,175	195,127
Commissions	--	9,852
Administrative and other	--	36,760
Broker recruitment	--	3,841
Communications	1,901	4,087
Dues and subscriptions	39,797	42,013
Insurance	28,075	19,875
Occupancy	21,564	25,693
Office expenses	22,195	4,604
Professional fees	53,471	40,012
Promotion and advertising	20,514	32,322
Regulatory	11,267	6,881
Taxes and licenses	5,766	7,483
Travel and entertainment	3,857	5,354
Depreciation and amortization	4,734	8,463
Total costs and expenses	407,316	442,367
Income before income taxes	196,289	151,830
Taxes on income	1,600	1,600
Net income (loss)	$194,689	$150,230
Net income (loss) per share		
Basic	$0.13	$0.09
Fully diluted	$0.07	$0.05
Shares used to compute per share amounts		
Basic	1,534,094	1,600,620
Fully diluted	2,695,035	2,774,939

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Stockholders' Equity
Years ended June 30, 2001 and 2000

	Preferred stock, Series B		Common stock		Retained	Stockholders'
	Shares	Amount	Shares	Amount	earnings (deficit)	equity totals
Balances, June 30, 1999	--	$ --	1,631,626	$1,490,180	($1,172,114)	$318,066
Issuance of preferred stock, Series B	25,000	25,000	--	--	--	25,000
Redemption of preferred stock, Series A, at stated value, net of issuance value	--	--	--	--	(28,030)	(28,030)
Cancelation of preferred stock, Series A, by shareholder	--	--	--	--	2,236	2,236
Repurchases of common stock	--	--	(48,069)	(21,523)	--	(21,523)
Net income (loss)	--	--	--	--	150,230	150,230
Balances, June 30, 2000	25,000	25,000	1,583,557	1,468,657	(1,047,678)	445,979
Redemption of preferred stock, Series A, at stated value, net of issuance value	--	--	--	--	(36,807)	(36,807)
Issuance of common stock	--	--	1,500	615	--	615
Repurchases of common stock	--	--	(124,953)	(51,085)	--	(51,085)
Net income (loss)	--	--	--	--	194,689	194,689
Balances, June 30, 2001	25,000	$25,000	1,460,104	$1,418,187	($889,796)	$553,391

See accompanying notes.

Progressive Asset Management, inc.
Statement of Cash Flows
Years ended June 30, 2001 and 2000

	2000	1999
Cash flows from operating activities		
Net income (loss)	$194,689	$150,230
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Unrealized loss (gain) on investments	(855)	(43)
Depreciation and amortization	4,734	8,463
Issuance of common stock for director fees	615	
Changes in current assets and liabilities		
Investment securities	(95,000)	--
Commissions and other receivables	30,053	1,833
Employee advances	3,966	18,333
Prepaid expenses	4,020	(4,866)
Accounts payable	(4,012)	(7,840)
Salaries and commissions payable	(4,146)	(1,030)
Accrued liabilities	(13,383)	26,883
Earth Trade settlement payment	(40,926)	(75,000)
Income taxes receivable and payable	1,600	--
Net cash provided (used) by operating activities	81,355	116,963
Cash flows from investing activities		
Purchase of furniture and equipment	--	(9,041)
Change in deposits	8,065	3,516
Net cash provided (used) by investing activities	8,065	(5,525)
Cash flows from financing activities		
Advances to unconsolidated subsidiary	(24,179)	--
Issuance of preferred stock, Series B	--	25,000
Redemption of preferred stock, Series A	(40,898)	(31,144)
Repurchase of common stock	(51,085)	(21,523)
Net cash provided (used) by financing activities	(116,162)	(27,667)
Net change in cash and cash equivalents	(26,742)	83,771
Cash and cash equivalents,		
Beginning of year	506,125	422,354
End of year	$479,383	$506,125
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$0	$3,200

See accompanying notes.

Note 1 – Summary of significant accounting policies

Basis of presentation

Progressive Asset Management, Inc., (Company) incorporated in California in 1987 and registered as a broker-dealer under the Securities and Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 11, the Company transferred all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer and continues to provide research and referrals in consideration for commission-based fees.

In its policies, practices and programs, the Company commits to provide its clients with the highest quality financial products and investment services and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company is in Concord, California.

The accompanying financial statements include the accounts of the Company and exclude the accounts of its 70%-owned subsidiary, ProgressiveTrade Securities, Inc., a start-up enterprise incorporated on November 1, 2000 and that had no significant activity during the year ended June 30, 2001.

The Company clears all of its limited trading activities with a clearing broker on a fully disclosed basis. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and a certificate of deposit with an original maturity of three months held by commercial banks and money market funds held by registered investment companies. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2001

Note 1 – Summary of significant accounting policies (continued)

Investment securities and investments
The Company classifies investments in marketable securities as investment securities and records them at their fair market value. The Company classifies investments without a ready market as other investments and records them at the lower of cost or estimated net realizable value.

Property and equipment
Property and equipment consists of office and computer equipment and furniture. The Company computes depreciation of property and equipment using the straight-line method over the estimated useful lives of the respective property and equipment, ranging from three to seven years.

Advances to unconsolidated subsidiary
Advances to unconsolidated subsidiary consist of a note receivable totaling $16,000 and other reimbursable expenses totaling $8,179 all due from ProgressiveTrade Securities, Inc.

Security transactions and commissions
The Company records net commission revenue from FWG (Note 11) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Advertising costs
The Company expenses costs for producing and communicating advertising when incurred.

Note 1 – Summary of significant accounting policies (continued)

Income taxes
The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences to reverse. As of June 30, 2001 and 2000, there were no significant deferred tax assets or liabilities except for a deferred tax asset (net of a 100% valuation allowance) resulting from available income tax loss carryforwards (Note 7).

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options and convertible preferred stock, outstanding during the year.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in these financial statements and notes. Although management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2001

Note 2 – Earth Trade settlement

Earth Trade, Inc. (Earth Trade) organized in 1992 to promote sustainable development by marketing both organic and conventional food products from farm cooperatives in the developing world. In prior years, the Company acted as a sales agent in connection with the placement of certain Earth Trade debt and equity securities.

Principally due to continuing losses, the shareholders of Earth Trade voted in May 1997 to voluntarily dissolve and liquidate its net assets. In April 1997, the Company Board of Directors, with consideration of its mission and standards of social responsibility, its 30% ownership of Earth Trade and its role as placement agent for debt and equity securities issued by Earth Trade, offered a settlement agreement to the Earth Trade note holders. Under the agreement, in exchange for their residual Earth Trade debt and a general release of liability, the note holders could receive either Company Series A preferred stock with a stated value of $7.00 (fair market value on settlement date of $0.70) or Company common stock with a stated value of $5.00 (fair market value on settlement date of $0.50). Substantially all the Earth Trade note holders accepted the settlement agreement in January 1998.

During the years ended June 30, 1999 and 1998, the Company issued stock and cash to close the settlement agreement, as follows:

	Shares	Amount
Preferred, Series A	94,879	$ 66,416
Common	91,852	45,925
Cash	–	27,022
Total		$139,363

Note 2 – Earth Trade settlement (continued)

In February 1999, the shareholders approved an additional settlement with certain remaining Earth Trade note holders. Under the agreement, in exchange for their residual Earth Trade debt, a general release of liability and a subordination agreement acceptable to the NASD, the note holders will receive a total of $380,000. A reconciliation of the additional settlement subordinated liability and current and future payments follow. Future payments depend upon the gross revenue of the Company limited by the ability of the Company to meet the NASD net capital requirements (Note 16). The remaining note holders may elect to exchange their debt for Company common shares held by its chair. Outstanding amounts, if any, owed to the chair of the Company due to any exchange of debt for common shares are further subordinated to debt owed the remaining note holders.

Earth Trade settlement subordinated liability and current and future payments as of June 30, 2001 and 2000 reconcile as follows:

Additional settlement	$380,000
Paid from the final liquidation proceeds of Earth Trade during June 1999	83,684
Paid by the Company during June 1999	102,316
Paid by the Company on September 30, 1999	75,000
Total payments through June 30, 2000	261,000
Earth Trade settlement subordinated liability at June 30, 2000	119,000
Paid by the Company on September 27, 2000	40,926
Earth Trade settlement subordinated liability at June 30, 2001	$ 78,074

Remaining minimum and maximum amounts payable by the Company during the years ended June 30, subject to the ability of the Company to meet the NASD net capital requirements (Note 16), total as follows:

Note 2 – Earth Trade settlement (continued)

	Minimum	Maximum
2002	$30,000	$50,000
2003	28,074	48,074
2004	–	18,074

Before the settlement agreements, the Company had no debt or other obligations to Earth Trade or its share or note holders and, accordingly, the settlement agreement is not an extinguishment of debt. However, due to the mandatory redemption feature of the Series A preferred stock (Note 8) issued as part of the first Earth Trade settlement agreement, management has not classified the Series A preferred stock as part of stockholders' equity.

Note 3 – Investment securities

Investment securities as of June 30, 2001 consist of a bank certificate deposit bearing interest at 3.50%, maturing August 30, 2001 and totaling $95,000 and zero coupon bonds maturing July 15, 2001 and totaling $13,979.

Investment securities as of June 30, 2000 consist of zero coupon bonds maturing July 15, 2001 and totaling $13,124.

Note 4 – Property and equipment

Property and equipment as of June 30, 2001 and 2000 consists of the following:

	2001	2000
Furniture	$18,673	$18,673
Equipment	4,457	4,457
Computer equipment	6,984	6,984
Property and equipment, at cost	30,114	30,114
Accumulated depreciation	(19,189)	(14,455)
Property and equipment, net	$10,925	$15,569

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2001

Note 5 – Other investments

Other investments as of June 30, 2001 consist of notes receivable from Oikocredit USA (formerly Ecumenical Development Cooperative Society) maturing during the year ending June 30, 2002 and totaling $16,000 and 300 warrants to purchase the common stock of the NASDAQ Stock Market, Inc. beginning June 28, 2002 and totaling $3,300.

Other investments as of June 30, 2000 consist of notes receivable from Oikocredit USA (formerly Ecumenical Development Cooperative Society) maturing during the year ending June 30, 2002 and totaling $16,000.

Note 6 – Advances to unconsolidated subsidiary.

Advances to unconsolidated subsidiary as of June 30, 2001 consist of a note receivable bearing interest at 10%, maturing December 1, 2001 and totaling $16,000 and other reimbursable expenses totaling $8,179 all due from ProgressiveTrade Securities, Inc. (Note 1).

Note 7 – Income taxes receivable, payable and provision

As of June 30, 2001 and 2000, the Company had net operating loss carryforwards available to reduce future federal and California income taxes estimated as follows:

Expiring June 30	Federal	California
2002	$ 2,000	$ –
2003	3,000	10,000
2004	4,000	233,000
2013	268,000	–
2019	560,000	–
Totals available as of June 30, 2000	837,000	243,000

Note 7 – Income taxes receivable, payable and provision (continued)

Used during the year ended June 30, 2001		
2002	–	–
2003	–	10,000
2004	–	186,000
2013	196,000	–
2019	–	–
Totals used during the year ended June 30, 2001	196,000	196,000
Expiring June 30		
2002	2,000	–
2003	3,000	–
2004	4,000	47,000
2013	72,000	–
2019	560,000	–
Totals available as of June 30, 2001	$641,000	$ 47,000

As of June 30, 2001 and 2000, the Company had carryforwards of unused tax credits related to low-income housing of approximately $58,000 and $58,000, respectively, from several partnerships in which the Company has invested or received participating interests.

Under certain 1986 Tax Reform Act provisions, the availability of the net operating loss carryforwards is subject to limitation upon a change in ownership of more than 50% of the stock of the Company.

The income tax provision for the years ended June 30, 2001 and 2000 consists of minimum state franchise taxes.

Note 8 – Series A preferred stock

The Series A preferred stock issued during the years ended June 30, 1999 and 1998, in connection with the Earth Trade settlement (Note 2), does not pay dividends, is non-voting, has a $7.00 per share liquidation preference over the common and Series B preferred stock and is convertible 1:1 into shares of common stock at the option of the holder or automatically upon the occurrence of certain events. The Series A preferred stock is subject to mandatory redemption annually each November 1 at $7.00 per share. The Company will redeem a portion of the Series A preferred stock based on 1% of its gross revenues, as adjusted and limited by the ability of the Company to meet the NASD net capital requirements (Note 16). The liquidation preference and remaining redemption requirement of the Series A preferred stock as of June 30, 2001 and 2000 totaled $550,691 and $591,591, respectively. The Company includes the Series A preferred stock on the consolidated statement of financial condition at its value when issued (Note 2) and excludes it from stockholders' equity.

Note 9 – Series B preferred stock

The Company, as part of a May 1999 agreement with Paradox Holdings, Inc., parent of FWG (Note 11), agreed to sell a 40% ownership interest in the Company, represented by Series B preferred stock, for $25,000. Following approval by the NASD in June 1999, the Company received payment and issued 25,000 shares of Series B preferred stock in July 1999.

The Series B preferred stock is entitled to 40% of the total dividends declared on common stock, is entitled to vote as if converted to a 40% share of the common stock, has a $1.00 per share liquidation preference (plus declared but unpaid dividends) over the common stock and is convertible into shares of common stock equal to 40% of the common stock after conversion at the option of the holder or automatically after the sooner of the Company receiving $875,000 under the agreement (Note 11) or June 30, 2002.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30. 2001

Note 10 – Common stock options

In December 1995. the Company adopted a stock option and incentive plan that allows for the issuance of up to 200,000 shares of common stock. The plan provides for the award of stock options, employee stock purchases and restricted stock grants. Of the options awarded, all vest immediately and must be held for up to two years before exercise. Options awarded before December 1995 had holding requirements of up to seven years.

The Company Board of Directors determines awards of additional stock options. vesting. exercise prices and other option terms. The exercise prices for all options awarded have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. Certain options require a 10% premium on the option price under certain circumstances. Outstanding options as of June 30. 2001 and 2000 expire from December 31. 2001 through 2006 and reconcile as follows:

	Price	Shares	Expiration
Remaining from grants during the calendar years ended December 31			
1991-4	$1.00	13,657	2000
1991-4	1.00	6.000	2001
1995	2.00	3.227	2001
1995	2.00	2.000	2002
1996	1.00	32.000	2002
1996	2.00	2.500	2002
1997	1.00	31.628	2002
1997	1.00	14.500	2003
1998	0.24	1,500	2003
1998	0.24	1,000	2004
1999	0.49	1.500	2005
Outstanding as of June 30, 2000		109,512	
Granted as of December 31, 2000	0.41	1,500	2006
Expired December 31, 2000	1.00	(13.657)	2000
Outstanding as of June 30. 2001		97.355	

Note 10 – Common stock options (continued)

The Company records its stock-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, the Company recognized no compensation expense in the accompanying financial statements. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS 123)," requires the disclosure of pro forma net income had the Company adopted the fair value method of accounting. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the stock option awards of the Company. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which significantly affect the calculated values. The Company has not completed the pro forma calculations to determine the fair value of its option awards.

Note 11 – Paradox Holding, Inc. and FWG agreement

In May 1999 the Company entered into agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions and reimburses certain expenses to the transferred representatives and remits the net commissions to the Company. FWG retains only 2.25% of all gross commissions until the difference (2.50% of all gross commissions) paid to the Company totals $875,000.

The Company records payments from FWG in connection with the transfer as commission revenue. Of the total FWG commissions the Company recorded as revenue during the years ended June 30, 2001 and 2000, $109,916 and $101,709, respectively, represent payments against the $875,000 with $656,047 and $765,963, respectively, still due as of June 30, 2001 and 2000. Paradox Holdings, Inc. has guaranteed payments to the Company by FWG, Inc.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2001

Note 12 – Employee benefit plans

Through December 31, 1999, the Company maintained a 401(k) profit sharing plan for the benefit of its employees. The plan allowed for both Company and employee elective contributions. The Board of Directors of the Company determined contributions to the plan annually subject to certain maximum amounts allowable under the Internal Revenue Code. The Company made no elective contributions to the plan during the year ended June 30, 2000. Effective December 31, 1999, the Company terminated the 401(k) profit sharing plan.

Beginning July 1, 2000, the Company offers a SIMPLE profit sharing plan for the benefit of its employees. Like the predecessor 401(k) profit sharing plan, the SIMPLE profit sharing plan allows for both Company and employee elective contributions. Additionally, the Company is required to match employee elective contributions up to the lesser of an individual employee's actual elective contributions or 3% of an employee's salary. Company matching contributions paid or accrued on employee salary earned and deferred during the year ended June 30, 2001 totaled $5,819.

Note 13 – Bottomline 2001 conference

The Company cosponsored the Bottomline 2001: The Future of Fiduciary Responsibility conference held in San Francisco, California on April 18-20, 2001. The Company incurred certain expenses to organize and stage the conference and received reimbursement from other conference cosponsors and participant fees. Commissions and other receivables include conference expense reimbursements received by the Company after June 30, 2001 totaling $9,744. Conference expenses incurred by and reimbursed to the Company and excluded from the statement of operation total as follows:

Employee compensation and benefits	$ 70,621
Office expenses	10,295
Professional fees	8,607
Promotion and advertising	9,598
Travel and entertainment	8,444
Total expenses incurred, reimbursed and excluded	$107,565

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2001

Note 14 – Credit risk and concentrations

As of and during the years ended June 30, 2001 and 2000, the Company maintained deposit balances at a commercial bank in excess of federal deposit insurance amounts. Federal deposit insurance does not cover money market amounts held by registered investment companies.

Amounts held by, due from and earned from FWG (Note 11) represent concentrations in the following percentages as of or during the years ended June 30, 2001 and 2000, as follows:

	2001%	2000%
Cash and cash equivalents	2%	28%
Investment securities	100%	100%
Commissions and other receivables	82%	80%
Commission revenues	100%	97%

Additionally, the balance of commission revenues clears through FWG.

Note 15 – Commitments and contingencies

The company leases its new office facility in Concord, California under an operating lease from September 12, 2000 through October 1, 2002 from an entity owned or otherwise controlled by its chair. As of June 30, 2001, remaining future minimum lease payments for the year ended June 30, 2002 and 2003 totaled $19,920 and $4,980, respectively. During the years ended June 30, 2001 and 2000, rent expense, net of sublease payments, totaled $21,564 and $25,693, respectively.

During the years ended June 30, 2001 and 2000, sublease payments paid to the Company totaled $10,765 and $17,412, respectively, of which an entity owned or otherwise controlled by its president and CEO paid $2,576 and $7,728, respectively.

Note 15 – Commitments and contingencies (continued)

The Company and Sustainable Systems, Inc., which owns the other 30% of ProgressiveTrade Securities, Inc., agreed to raise initial capital for ProgressiveTrade Securities, Inc. (Note 1) totaling $250,000. The Company will not be obligated to raise its full commitment of $100,000, beyond its advances totaling $24,179 (Note 6), until ProgressiveTrade Securities, Inc. raises $150,000.

The Company, in the ordinary course of its business, is named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 16 – Net capital requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2001 and 2000, the Company had net capital of $520,322 and $418,155, respectively, which is $515,322 and $413,155, respectively, in excess of its required net capital of $5,000 and $5,000, respectively. As of June 30, 2001 and 2000, the ratio of aggregate indebtedness to net capital was 0.0607 and 0.1232 to 1, respectively.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2001

Note 17 – Quarterly financial results (unaudited)

The unaudited revenues and income (loss) of the Company for the four quarters ending June 30, 2001 and 2000 total as follows:

	Revenues	Income (loss)
September 30, 2000	$140,558	$39,174
December 31, 2000	189,125	74,074
March 31, 2001	128,938	40,981
June 30, 2001	144,984	40,460
September 30, 1999	121,508	11,996
December 31, 1999	129,488	33,589
March 31, 2000	162,139	46,357
June 30, 2000	181,062	58,288

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
Progressive Asset Management, Inc.

We have audited the financial statements of Progressive Asset Management, Inc. as of and for the year ended June 30, 2001, and have issued our report thereon dated August 8. 2001. Our audit was made primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and. in our opinion. is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Markle Stuckey Hardesty & Bott

Markle Stuckey Hardesty & Bott
Larkspur. California
August 8. 2001

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.mshb.com
San Francisco Office: 22 Battery Street, San Francisco, CA / 415-433-1040

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Progressive Asset Management, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended June 30, 2001

Balance, beginning of year	$119,000
Increase (decrease)	(40,926)
Balance, end of year	$ 78,074

Progressive Asset Management, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2001

Aggregate indebtedness	
Total liabilities	$109,649
Less subordinated liabilities	78,074
Total aggregate indebtedness	$ 31,575
Net capital	
Stockholders' equity	$553,391
Addition	
Subordinated liabilities	78,074
Deductions	
Petty cash	200
Other receivables	9,944
Employee advances	2,930
Prepaid expenses	16,308
Property and equipment, net	10,925
Deposits	1,467
Other investments, at cost	19,300
Advances to unconsolidated subsidiary	24,179
Securities haircuts	5,700
Undue concentration	20,190
Total deductions	111,143
Net capital	$520,322
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6-2/3% x aggregate indebtedness or $5,000	$5,000
Excess net capital	$515,322
Excess net capital at 1,000% of aggregate indebtedness	$517,164
Aggregate indebtedness to net capital ratio	0.0607 to 1

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
June 30, 2001

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2001)

Net capital, as reported in Part IIA (Unaudited) FOCUS Report	$527,722
Audit adjustments	(7,400)
Net capital, as adjusted	$520,322
Aggregate indebtedness, as reported in Part IIA (Unaudited) FOCUS Report	$97,095
Audit adjustments	(65,520)
Aggregate indebtedness, as adjusted	$31,575

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2001

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2001

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Progressive Asset Management, Inc.

We have audited the financial statements of Progressive Asset Management, Inc. as of and for the year ended June 30, 2001, and have issued our report thereon dated August 8, 2001. As part of our audit, we made a study and evaluation of the system of internal accounting control (internal control structure) of the Company to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.mshb.com
San Francisco Office: 22 Battery Street, San Francisco, CA / 415-433-1040

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Progressive Asset Management, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the practices and procedures of the Company were adequate as of June 30, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.



Markle Stuckey Hardesty & Bott
Larkspur, California
August 8, 2001